April 24, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On November 26, 2013, the Registrant, on behalf of its series, the Rogé Partners Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 10, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. The introductory paragraph for “Principal Investment Risks” is different than the one in the Fund’s current prospectus.  Please supplementally explain why the change was made.

Response. The Registrant modified the introductory paragraph of “Principal Investment Risks” for stylistic reasons, to be consistent with the presentation of the other series of the Trust.

Comment 2. The Fund’s current prospectus and SAI state that it is a non-diversified fund, but the Amendment states that is diversified.  Please confirm supplementally whether the Fund is changing its diversification status.

Response. The Registrant confirms that the Fund has changed from being a non-diversified to a diversified fund.

Comment 3. Please add the Item 8 disclosure regarding financial intermediaries to the Fund Summary.

Response. The Registrant has added the following to the Fund Summary:

“Payments to Broker-Dealers and Other Financial Intermediaries:  If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.”

Additional Information about Principal Investment Strategies And Related Risks

Comment 4. The Fund’s current prospectus does not include the description of temporary investments.  Please supplementally explain if this is a change in the Fund’s strategy.

Response. The Fund did not change its strategy regarding temporary defensive positions. The description of temporary defensive positions was added to be consistent with the presentation regarding this information for the other series of the Trust.

How to Purchase Shares

Comment 5. In “Minimum and Additional Investment Amounts”, there is some new disclosure regarding the Fund’s ability to reject an application to purchase shares.  Please confirm supplementally if this is a change in the Fund’s policy.

Response. The Fund always had the right to refuse an application for the purchase of shares.  The disclosure regarding this ability was added to the prospectus to be consistent with the disclosure for other series of the Trust.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins